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                          February 23, 2022

       Robert Piconi
       Chief Executive Officer
       Energy Vault Holdings, Inc.
       4360 Park Terrace Drive Suite 100
       Westlake Village, California 93161

                                                        Re: Energy Vault
Holdings, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed on February
14, 2022
                                                            File No. 333-262720

       Dear Mr. Piconi:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Bradley
Ecker at 202-551-4985 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing